UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*

Neuralstem, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

64127R302
(CUSIP Number)

February 10, 2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 64127R302	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSONS G. Tyler Runnels
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 71,500
	6.	SHARED VOTING POWER 3,165,758
	7.	SOLE DISPOSITIVE POWER 71,500
	8.	SHARED DISPOSITIVE POWER 3,165,758
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,237,258
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.01%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

Cusip No. 64127R302	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSONS G. Tyler Runnels & Jasmine Niklas Runnels TTEE The Runnels Family Trust DTD 1-11-2000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 2,570,001
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 2,570,001
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,570,001
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.77%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

Cusip No. 64127R302	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSONS T.R. Winston & Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 424,457
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 424,457
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,457
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12.	TYPE OF REPORTING PERSON (See Instructions) BD

Cusip No. 64127R302	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSONS TRW Capital Growth Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 171,300
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 171,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12.	TYPE OF REPORTING PERSON (See Instructions) 00

Cusip No. 64127R302	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSONS T.R. Winston & Company, LLC 401(k) Plan FBO G. Tyler Runnels
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 71,500
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 71,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.	TYPE OF REPORTING PERSON (See Instructions) 00

Cusip No. 64127R302	13G	Page 7 of 11 Pages

Item 1

(a)	The name of the issuer is Neuralstem, Inc. (“Issuer”)

(b)	The principal executive offices of the Issuer are located at 9700 Great Seneca Highway, Rockville, MD

Item 2

(a)	This statement is being filed by: (i) G. Tyler Runnels; (ii) G. Tyler Runnels & Jasmine Niklas Runnels TTEE The Runnels Family Trust DTD 1-11-2000; (iii) T.R. Winston & Company, LLC; (iv) TRW Capital Growth Fund, LLC; and (v) T.R. Winston & Company, LLC 401(k) Plan FBO G. Tyler Runnels (collectively “Reporting Persons”). Mr. Runnels has sole or shares dispositive and voting control over shares held by the Reporting Persons. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)	Address of Principal Business Office of the Reporting Persons is 1999 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.

(c)	For citizenship information, see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, par value of $0.01 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 64127R302.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

See Item 5-9 and 11 on the cover page for each Reporting Person and Item 2. The percentage ownership of each Reporting Person is based on 53,882,118 shares of Common Stock outstanding as of February 14, 2012 as provided by the Issuer transfer agent.

Cusip No. 64127R302	13G	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Cusip No. 64127R302	13G	Page 9 of 11 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 64127R302	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2012	G. TYLER RUNNELS
G. Tyler Runnels & Jasmine Niklas Runnels TTEE The Runnels Family Trust DTD 1-11-2000;
T.R. Winston & Company, LLC;
TRW Capital Growth Fund, LLC; and
T.R. Winston & Company, LLC 401(k) Plan FBO G. Tyler Runnels

	By:	/s/ G. Tyler Runnels
G. Tyler Runnels, for himself, as trustee of the G. Tyler Runnels & Jasmine Niklas Runnels TTEE The Runnels Family Trust DTD 1-11-2000, as Chairman of T.R. Winston & Company, LLC, as Managing Member of TRW Capital Growth Fund, LLC, and as beneficiary of the T.R. Winston & Company, LLC 401(k) Plan FBO G. Tyler Runnels.

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 16, 2012

G. TYLER RUNNELS

/s/ G. Tyler Runnels

G. Tyler Runnels & Jasmine Niklas Runnels TTEE The Runnels Family Trust DTD 1-11-2000;

/s/ G. Tyler Runnels
By:	G. Tyler Runnels
Its:	Trustee

T.R. Winston & Company, LLC;

/s/ G. Tyler Runnels
By:	G. Tyler Runnels
Its:	Chairman

TRW Capital Growth Fund, LLC;

/s/ G. Tyler Runnels
By:	G. Tyler Runnels
Its:	Managing Member

T.R. Winston & Company, LLC 401(k) Plan FBO G. Tyler Runnels

/s/ G. Tyler Runnels
By:	G. Tyler Runnels
Its:	Beneficiary